Exhibit (e)(11)
I-TRAX, INC.
TRANSITION COMPENSATION PLAN
          By resolution of the Compensation Committee of its Board of Directors, I-Trax, Inc. (the “Company”) has established this Transition Compensation Plan (the “Plan”). The terms and conditions of the Plan are as follows:
Section 1: Purpose of the Plan.
The purpose of the Plan is to provide transition compensation to certain key employees of the Company following the acquisition of the Company by a subsidiary of Walgreen Co. (“Walgreens”) (such acquisition is to be effected via a two-tiered process consisting of a tender offer and subsequent merger, and is collectively referred to herein as the “Merger”). The transition compensation is provided under this Plan in recognition of such key employees’ longstanding service and dedication to the Company. The surviving merged company employing Plan Participants following the Merger is herein referred to as the “Merged Company.” The Plan shall take effect on the date the plan is adopted by the Compensation Committee of the Board of Directors of the Company (the “Plan Date”), and the Plan will be cancelled and of no force and effect in the event that either (i) the Merger or (ii) a “Change in Control” (as defined below) does not occur.
Section 2: Eligibility and Participation.
(a)	Eligibility and Participation. The Company employees eligible to receive benefits under the Plan (the “Participants”) are those Company employees designated for participation by the Company or the Merged Company; provided that, except as otherwise provided in the Participant’s Agreement or Agreements (as defined below), a Participant must (i) remain employed by the Company as of the Change in Control (as defined below) to become eligible for a transaction bonus under the Plan, and (ii) remain employed by the Company through the Retention Period to become eligible for a retention bonus.

(b)	Participation Agreement. Each designated Participant shall be provided with an agreement or other paperwork (the “Agreement”) which will provide for (i) the payment of benefits in accordance with the provisions of the Plan, and (ii) any terms and conditions to which the individual will be subject as a condition to receiving benefits under the Plan.
Section 3: Plan Administration.
Prior to the closing date of the Merger (the “Effective Date”), the Plan shall be administered by one or more members of the Company’s management or their designees (the “Company Committee”). Following the Effective Date, the Plan shall be administered by one or more members of Walgreens management or their designees (the “Walgreens Committee,” and collectively with the Company Committee, the “Committee”), which shall have all necessary authority to interpret and administer the Plan. All rules, regulations, determinations and interpretations made by the Committee shall be binding and conclusive upon Participants and their legal representatives, beneficiaries, successors and assigns, and upon all other persons claiming under or through any of them.
Section 4: Transition Compensation. Subject to the terms and conditions of the Plan and this Section 4, each Participant’s Agreement shall specify the transition compensation to be provided to such Participant and any terms and conditions that must be satisfied in order to receive such Plan benefits. The Participant’s Agreement shall spell out the allocation of transition compensation among the following:
(a)	Transaction Bonus. All or a portion of the transition compensation may be treated as a transaction bonus, which will be paid to recognize the Participant’s longstanding service and dedication to the Company through the Change in Control. No period of service with the Merged Company following the Change in Control shall be required as a condition to the receipt of a transaction bonus, but other terms and conditions may apply as set forth in the Participant’s Agreement. For the purposes of this Plan, “Change in Control” shall mean a change in ownership or control of the Company effected through the earlier of:
(i)	the completion of the Merger; or

(ii)	the completion of the tender offer identified within that certain Agreement and Plan of Merger between the Company and Walgreens, among others, dated as of March 14, 2008.
In addition to the transaction bonus, certain Participants who remain employed by the Company through a Change in Control, and in consideration thereof, shall be entitled to the modification of the payment terms of certain severance benefits under their employment agreements with the Company, as such terms are set forth in the Participant’s Agreement.

(b)	Retention Bonus. All or a portion of the transition compensation may be treated as a retention bonus, which will be paid in exchange for the Participant’s service and dedication to the Merged Company for a designated transition period following the Effective Date (the “Retention Period”). The required Retention Period and any other terms and conditions shall be as set forth in the Participant’s Agreement. No portion of a retention bonus shall be paid if, prior to the end of the designated Retention Period, the Participant resigns from the Company or the Participant’s employment is terminated for misconduct, violation of company policy or persistent inability to achieve reasonable performance objectives consistent with standard and customary performance criteria established and maintained by the Company, if prior to the Effective Date, and by the Merged Company, if after the Effective Date.

The form and timing of payment of transaction and retention bonuses shall be as set forth in the Participant’s Agreement.
Section 5: Conditions and Limitations to Receiving Full Plan Benefits. The following terms and limitations shall apply as conditions to the provision of Plan benefits, to the extent so provided in the Participant’s Agreement.
(a)	Continued Service with the Merged Company. As indicated in Section 4(b) above, all retention bonuses shall be contingent on the Participant’s continuing dedicated full-time service to the Merged Company for the Retention Period.

(b)	Restrictive Covenants. All retention bonuses shall be subject to the Participant’s continued compliance with any non-compete, non-solicitation, confidentiality and/or non-disparagement requirements, if any, as spelled out in such Participant’s separate employment agreement or similar arrangement with the Company, or if no such employment agreement or arrangement exists, then the Participant’s Agreement.

(c)	Release of Claims and Liability. Notwithstanding anything to the contrary under the Plan, as a condition of receiving any bonuses under the Plan, the Participant may be required to execute a “Mutual General Release of Claims and Liability,” as approved by the Committee, with respect to any claims that may have arisen prior to the date of such release, provided, however, that such release shall specifically exclude any future obligations of the Company under any employment agreement or similar arrangement between the Participant and the Company.

(d)	Compliance with All Terms and Conditions. Notwithstanding anything to the contrary, all payments under this Section 5 are conditional on the Participant’s full compliance with all of the terms and conditions set forth in the Plan and his or her Agreement.

(e)	Tax Withholding. All benefits payable under the Plan shall be reduced by any and all withholdings and deductions required or allowed under all applicable federal, state and local or other laws or regulations.
Section 6: Plan Amendment.
Prior to the Effective Date, this Plan may be amended by the Compensation Committee of the Board of Directors of the Company. After the Effective Date, this Plan may be amended by the Board of Directors of the Merged Company. Notwithstanding the foregoing, without the consent of the Participant, no such amendment shall reduce or diminish any Participant’s then existing right to receive any payment or benefit under the Plan.

Section 7: Miscellaneous.
(a)	No Funding of Plan Benefits. Nothing herein contained shall require or be deemed to require the Company, the Merged Company or Walgreens to segregate, earmark or otherwise set aside any funds or other assets to provide for any payments made hereunder. The rights of any Participant under the Plan shall be solely those of a general creditor of the Company and/or the Merged Company.

(b)	Effect of Death. In the event of the Participant’s death, any earned but unpaid transition compensation under Section 4 shall be paid to the Participant’s estate or designated beneficiaries in one lump sum.

(c)	No Alienation of Benefits. The Participant shall not have any right to pledge, hypothecate, anticipate or in any way create a lien upon any amounts provided under the Plan, and no benefits payable hereunder shall be assignable in anticipation of payment either by voluntary or involuntary acts, or by operation of law.

(d)	Incapacity. If, in the opinion of the Committee, a Participant or other person entitled to benefits hereunder is physically or mentally incapable of personally receiving any payment due hereunder, the Committee may determine that payments be made to a person, persons or institution who, in the opinion of the Committee, maintains or has custody of the Participant, until claim is made by a conservator or guardian legally charged with the care of his or her person or his or her estate. Any payments hereunder shall constitute a full discharge of the liability of the Company, the Merged Company and Walgreens to the extent thereof.

(e)	Coordination with Other Plans and Arrangements. Retention bonuses payable under the Plan shall supersede retention benefits that would otherwise be payable concurrently under any other Company, Merged Company or Walgreens plan or program. For purposes of clarity, such retention bonuses shall not supersede any severance or similar benefits or any other benefits that are not retention benefits payable to a Participant under any agreement, plan or other arrangement between the Participant and the Company, the Merged Company or Walgreens. To the extent applicable, the retention bonuses payable to a Participant under the Plan shall be reduced to the extent that compensation or benefits are required to be paid concurrently to the Participant under the federal WARN Act. Transaction bonuses payable under the Plan shall be in addition to, and not in lieu of, any and all other benefits payable under any agreement, plan or similar arrangement between the Participant and the Company, the Merged Company or Walgreens.

(f)	Employment Rights. The establishment of the Plan shall not be construed to give any Participant the right to be retained by the Company, the Merged Company or Walgreens or to any benefits not specifically provided by the Plan.

(g)	Validity. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall continue in full force and effect.

(h)	Plan Date and Governing Law. The Plan shall be effective as of the Plan Date and shall be governed and construed in accordance with the laws of the State of Delaware.